CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

The Board of Directors

Paramount Energy Operating Corp., as Administrator of

Paramount Energy Trust

We hereby consent to the reference to us in the registration statement on Form 40-F of Paramount Energy Trust and to the incorporation by reference therein of our reports dated January 29, 2009.

McDaniel & Associates Consultants Ltd.

/s/  P. A. Welch

________________________________

P. A. Welch, P. Eng.

President & Managing Director

March 3, 2009

Calgary, Alberta